[LETTERHEAD]

October 9, 2008

Mr. Larry Spirgel
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Eagle Bend Holding Company. (the Company)
Form SB-2 Registration Statement
File Number: 333-148180

Dear Mr. Spirgel;

This is in response to your September 30, 2008 comment letter to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Results of Operations, page 13

1. The Company has provided additional disclosure. Please note that we have deleted the reference to fixed operating expenses.

2. The Company has provided additional disclosure.

Proposed Milestones to Implement Business Operations,  page 15.

    3. The Company has provided additional disclosure. We must sell the securities to generate cash. However, we believe that there is a sufficient market in these securities for us to realize the equivalent of $5,000 per month in sales during the life of the agreement. So, we do not see a material risk here.

Description of Business, page 16
Operations, page 16

4. The Company has provided additional disclosure.

Item 27. Exhibits, page II-3

Mr. Larry Spirgel
October 9, 2008

5. An updated consent has been included.

The Company has noted the comments by the Staff in the Closing Statements section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner